Exhibit 17.4

January 19, 2018

Good Times Restaurants Inc.
141 Union Boulevard, #400
Lakewood, Colorado 80228
Attention: Board of Directors

Gentlemen:

I disagree with certain disclosures concerning my resignation which Good Times Restaurants Inc. (the “Company” or “Good Times”) made it its Form 8-K filed on January 16, 2018. In particular the Company alleges that several statements made in my resignation letter were incorrect. I continue to stand behind the statements made in such letter, and write to highlight numerous concerns with the Company’s disclosure.

•	The Company says that the plans proposed by myself and Charlie Jobson were not “resisted and scoffed at.” This is flatly incorrect, as highlighted by communications we have received from the Company:

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On Tuesday, November 7, 2017, Boyd Hoback indicated that Good Times would agree to take limited steps to evaluate our proposals only if we agreed to “stand down” and relinquish our rights as stockholders to advocate for change at the Company.

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On November 16, 2017, the Board (over my and Charlie’s objections) adopted resolutions to indefinitely delay the Company’s 2017 Annual Meeting of Stockholders and agreeing not to hold such meeting until, at the earliest, March 9, 2018.

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On November 21, 2017, Boyd emailed Charlie and me indicating that our proposal had caused “damage” to the Company in light of press coverage of the proposal and calling our call for action, as stockholders of the Company, “unfortunate.” Boyd concluded this email saying “I also suggest we have as the first agenda item at the December 1 meeting to set the Special Committee to pursue whatever it is that you had in mind [emphasis added] for ‘improved productivity,’ [quotes in the original] rectifying a ‘complacent board’ [quotes in the original] and have an actual discussion about our near term profitability and the best path for building maximum longer term shareholder value, as the rest of the board clearly does not understand what substance is behind your suggestions nor are they aligned.”

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On November 27, the Company provided proposed minutes of certain board meetings for our review. These draft minutes did not accurately reflect the contents of those meetings. For example, the draft minutes stated that “[Company counsel] stated that the directors should accept decisions made by the majority of directors and if any director is unable to do that they have a legal and ethical responsibility to resign from the board and then proceed with any agenda they may have” and then implied that all directors agreement with this statement. Further, the draft minutes accused Charlie and me of “undermining the authority of the Board” by making a public filing. When Charlie and I objected to the draft minutes and asked to comment, Boyd told Charlie, in an email dated December 18, 2017, that “the minutes are simply a record of the meeting & not a place where any particular legal arguments are to be inserted,” which email was intended to limit my review of the draft minutes.

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The Board seems to be passing the blame for the Company’s recent performance to me. In a letter sent on December 22, the Company accused our disclosure as having “had a direct detrimental impact on the price of our stock,” with no evidence though, and despite the fact that on the Company’s quarterly earnings call the analysts focused entirely on the Company’s (negative) earnings without asking any questions as to our disclosures.

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The Company’s disclosure states that Charlie and I “promptly commenced an effort to change the composition of the Board” after we refused to participate in subjecting our plans to “a confidential in-depth study and consideration.” The Company did not propose any hearing for the strategies that Charlie and I proposed until after we determined that the size and composition of the Board required a change (and had submitted a letter to the Company to that effect). In our view, the in-depth study proposed by the Board was only a lengthy delay in effecting needed reforms—and was offered only if we would agree to foreclose our rights as stockholders to nominate a new board.

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The Company’s disclosure states that the Company was concerned that our discussions with third parties “involved the disclosure of confidential information with regard to the Company’s plans and alternatives.” None of the conversations that Charlie or I had with any other stockholder involved confidential information and it goes without saying that – both in in our director capacity as well as stockholder capacity – we can have discussions with other stockholders. The Company has taken the position that our ideas for the Company were confidential, despite these proposals being fairly obvious concepts and highly preliminary in nature as well. The Company’s position also conveniently locked us out of the market to buy additional shares of stock.

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The Company indicated that that it asked the directors to execute “customary” confidentiality agreements. In my experience, such agreements are not customary. Further, it’s worth noting that the Company had not, to my knowledge, ever previously required such agreements from directors—even when the Company was considering material strategic alternatives. We believe that such agreements were little more than an attempt to prevent Charlie and me from communicating our plans as stockholders and advocating for change at the Company and/or to force us off the Board. The resolution was successful in the latter regard.

The Company’s implications that Charlie and I have ever acted in anything but the best interests of the Company are untrue. We have scrupulously upheld our duties of loyalty and care, and we believe that our challenge to the current Board is fully consistent with the best interests of the Company. We are two of the largest stockholders of Good Times who are simply motivated by the same economic considerations as the Company’s other stockholders (from the smallest holders to the biggest ones), and accordingly will continue our efforts to improve the performance of the Company.

Very truly yours,

/s/ Robert J. Stetson

Robert J. Stetson